
April 15, 2026

Alex Driggs, Esq.
General Counsel
Autolus Therapeutics plc
The MediaWorks
191 Wood Lane
White City
London W12 7FP
United Kingdom

> **Re: Autolus Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed April 13, 2026**
> **File No. 333-295003**

Dear Alex Driggs Esq.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.